www.linkedin.com/in/
etiennehendrickx (LinkedIn)
www.etiennehendrickx.com
(Personal)
www.shapeaccelerator.com
(Company)

Top Skills

Due Diligence

Private Equity Funding

Project Management

Languages

French (Professional Working)

English (Native or Bilingual)

Italian (Elementary)

Dutch (Native or Bilingual)

German (Professional Working)

Honors-Awards

Innovation Award 2015

Cosmetique 2016 Paris Award

Etienne Hendrickx

Founder & CEO of ShapeAccelerator / Founder of MosquitNo BV,
Manufacturer of toxic-free, mosquito repellent cosmetics / Senior
Business Analyst
Netherlands

Summary

Are you a High Street Retailer or an Online Etailer?

Do you want great looking cosmetic products on your shelf?

Do you want to stand out from your competition selling a THE brand
for non-toxic mosquito repellent cosmetics, with no comparable
competition?

With worries of infectious diseases at an all-time high, you can offer
your customers a solution.

There are 1000's of people looking for ways to protect themselves
from those irritating itchy mosquitos, without putting toxins on their
skin. The solution is now available, thanks to MosquitNo.

Partnering up with us could not be easier: stock and promotional
materials are available for shipment worldwide. We offer healthy
margins for our partners, and great account management.

I have been an entrepreneur for over 20 years and spent lots of time
specialising in product design. In 2006, whilst on holiday in Namibia,
I was bitten by a mosquito. It was there and then, that I decided
the world needed a toxic and chemical free range of cosmetics. I
wanted it to not only carry out its primary function (i.e Sun-protection
and after-care) but also have it protect us from potentially deadly
mosquitos. This is when MosquitNo was born. Users of MosquitNo,
an award-winning unique solution recommended by the World Health
Organisation (WHO), will never have to worry about annoying itchy
bites anymore. It is safe to say that the brand sells itself.

I have committed my life excellent customer service, creative
product development, sales, and marketing. I am constantly learning
what works in the consumer markets from the world's leading
entrepreneurs. Now, I dedicate my life to MosquitNo, helping the
users worldwide to protect themselves from mosquitos and the
diseases they can bring.

*** I am NOT selling a fad product*** I am NOT supplying a here
today gone tomorrow product***

I am a father, a husband, and a son. A hard-working, straight edged entrepreneur. I was bitten by a mosquito in 2006, which caused me concerns due to the known diseases they can spread. I realised that there was an untapped market for a toxic-free mosquito repellent: The concept of MosquitNo was born.

We have won globally recognised awards including the Cosmetics Award Paris, The Travel Retail Award and the Innovation Award, Netherlands. We are recognised as a MUST shelf brand.

Join our reseller clients such as Watsons, 7-Eleven, and Auchan in stocking our product range, make healthy sales margins and be on the cutting edge of the toxic free cosmetics and health care revolution?

Send me a message and let's connect :)

etienne@mosquitno.eu

———

Experience

Shape Accelerator BV
Founder & CEO Shape Accelerator BV
December 2020 - Present (4 years 3 months)
Roermond, Limburg, Netherlands

ShapeAccelerator is a new slimming cream based on a unique new formula that turns white fat cells into brown fat cells and a microstimulator to increase the metabolism hence reduce the fat in a natural way. Due to this process it also reduces cellulite and results are achieved in 4-6 weeks.

Cornerstone
Managing Partner - Senior Business Analyst
March 2009 - Present (16 years)

Cornerstone MC is a UK & The Netherlands based company executing costcutting and salesimprovement projects. On the basis of a ROI of 3:1 and within a period of max 30 weeks we put the 'cheque' on the table. By working with your people reducing the complexity of your organisation, reducing cost in a very pragmatic way and introducing a continues improvement method to ensure lasting results. If you think your profit can be improved call us!

MosquitNo BV
Founder and CEO
June 2009 - December 2020 (11 years 7 months)

MosquitNo develops, produces and distributes anti mosquito products in a triangle of fun-functionality- charity.
The products are innovative and fun and make a difference to the market. MosquitNo donates to Unicef.
MosquitNo products is a must have for all travellers and outdoor enjoyers! MosquitNo has developed 3 product lines for personal contact to repell mosquitoes of all kind.

Cosmetics
The company has moved away from the toxic smelly sticky product that has been in our minds for decades. Instead MosquitNo has a cosmetic line that is very comfortable - pleasant in scent, non-deet, and excellent against mosquitos in various product formats like family spray, sun care, after sun, body lotion and fragrances.

Nano Textile treated Products
For those who do not like any product on the skin MosquitNo has a washing softner that turn you clothing into repellent product without a nasty scent, a bracelet or a textile spray.

Citronella based products
The more 'kindly' types of mosquitoes can be chased away with the citronella based products like bracelets. stickers, flower pots.

MosquitNo has earned its right on the retail floor since it is an award winning brand having been awarded with the cosmetic award in Paris, the innovation award in the Netherlands and of which the cosmetics are recommended by the World Health Organization.

All products are very well packed in counter displays for multiple use and more POS options are available.

With more than 3000 types of mosquitos and 1 million deaths per year the product is an opportunity for all those in retail and who want to provide the perfect product for the outdoor enjoyer.

QNH
Interim Managing Director Belgium
February 2011 - July 2011 (6 months)

QNH Business Integration is marktleider op het gebied van integratievraagstukken. Wij werken voor onze klanten vanuit de overtuiging dat een Integrated Business beter presteert, efficiënter is en doelgerichter acteert. Onze ervaring - en tal van onderzoeken bevestigen dit - leert dat organisaties die alle elementen van de bedrijfsvoering in samenhang met elkaar beschouwen, vernieuwen en beheren succesvoller zijn dan concurrenten.

Essensys Management
Managing Director
2007 - March 2009 (2 years)

Start up and roll out of the company, setting up the total infrastructure as well as creation of the initial client base.

VVD (Liberal party the Netherlands)
Member
January 1989 - 2009 (20 years)

Proudfoot
Director
April 2005 - July 2007 (2 years 4 months)

Management Consulting is a specialist firm of consultants that implements sustainable operational improvements at no net annualised cost to their clients. The combined organisation operates globally with offices on five continents.
The consulting offering combines three core disciplines: process redesign, people solutions, and implementation. We call the successful combination of these three disciplines an installation. When working with clients, we proceed through three key steps: identify the opportunities for improvements in profitability in discussion with senior management
analyse the identified opportunities using an extensive suite of proprietary techniques to quantify the extent of the benefits obtainable
undertake an installation to realise the identified benefits
Proudfoot Consulting, and sister company, Parson Consulting are part of Management Consulting Group PLC, which is an umbrella organisation for a diverse range of consulting and professional service offerings.

Henzo International BV
9 years
Director New Business and Export

January 2002 - December 2005 (4 years)

President & CEO
January 1997 - December 2002 (6 years)

Alexander Proudfoot
Project Manager
1989 - 1992 (3 years)

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Education

University of Strathclyde
Masters, Marketing Management & International Business Management · (July 1987 - July 1988)

Slough College of Higher Education
DMS, Postgraduate · (1986 - 1987)

City University
ABE & IM, Business Administration · (1985 - 1986)

Economisch Lyceeum
· (1981 - 1985)

Rijksscholengemeenschap
· (1978 - 1981)